UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

W&T Offshore, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.00001 PER SHARE

(Title of Class of Securities)

92922P106

(CUSIP Number)

Tracy W. Krohn

Eight Greenway Plaza, Suite 1330

Houston, Texas 77046

(713) 826-8525

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Virginia Boulet, Esq.

Adams and Reese LLP

4500 One Shell Square

New Orleans, Louisiana 70139

(504) 581-3234

February 2, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92922P106	13D

1.	Names of Reporting Person. I.R.S. Identification Nos. of above person (entities only). Tracy W. Krohn
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 40,355,203 8. Shared Voting Power 0 9. Sole Dispositive Power 40,355,203 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,752,007
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 61.8%
14.	Type of Reporting Person IN

Introduction

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Schedule 13D initially filed on February 11, 2005 (collectively, with all amendments thereto, the “Schedule 13D”).

Preliminary Note: The Reporting Person is filing this Schedule 13D with respect to the Common Stock, par value $.00001 per share (the “Common Stock”), of W&T Offshore, Inc. (the “Company”). This Amendment to the Schedule 13D is being filed to report that Tracy W. Krohn (“Mr. Krohn”) is no longer beneficial owner of certain shares reported in his initial Schedule 13D filing.

ITEM 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) are hereby amended in their entirety to read as follows:

(a) There are 65,969,224 shares of Common Stock outstanding on the date hereof.

As of February 2, 2005, Mr. Krohn may be deemed to beneficially own an aggregate of 40,752,007 shares of Common Stock, representing approximately 61.8% of the outstanding shares of Common Stock. Mr. Krohn has entered into an Underwriting Agreement, a copy of which was attached to his original Schedule 13D filing, pursuant to which he has granted a group of underwriters the option to acquire from him up to 396,804 shares of Common Stock to cover over-allotments in the Company’s initial public offering. This option terminates on February 26, 2005 if it is not exercised prior thereto.

(b) Mr. Krohn has the sole power to vote or to direct the vote and has the sole power to dispose of or to direct the disposition of 40,752,007 shares of the Common Stock that he may be deemed to beneficially own as indicated above.

(c) The following is a list of the transactions by the Reporting Person in the Shares since the date of the Reporting Person’s Schedule 13D.

On February 2, 2005, Mr. Krohn sold 2,645,371 shares of Common Stock in the Company’s initial public offering.

On February 2, 2005, Mr. Krohn ceased to have sole voting power over 7,087,271 shares beneficially owned by Jerome F. Freel and Ann K. Freel.

On February 2, 2005, Mr. Krohn ceased to have sole voting power over 1,915,712 shares owned of record by Company employees.

Other than the transactions described above, in the past 60 days, no transactions in the shares of Common Stock were affected by the Filing Person.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended in its entirety to read as follows:

Other than agreements filed by the Reporting Person in his initial Schedule 13D filing, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 11, 2005

By:	/s/ Price W. Wilson
Price W. Wilson*

*	Pursuant to Power of Attorney filed by the Reporting Person as Exhibit 24.1 to the Reporting Person’s Form 3 dated January 27, 2005 and incorporated herein by reference.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 100